                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F.[X]     Form 40-F.[ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes .[ ]   No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on August 27, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's interim results for the six months ended June 30, 2004. A copy of the English announcement is included in this Form 6-K of the Company.

[LOGO]                        [CHINESE CHARACTERS]

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                              2004 INTERIM RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June, 2004, together with the comparative figures for the corresponding period of 2003.

FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

      CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

                                                                                               2004 VS 2003
                                                  FOR THE SIX MONTHS ENDED 30 JUNE,              INCREASE/
                                             2004         2003         2004         2004        (DECREASE)
                                   Note     RMB'000      RMB'000     HK$'000       US$'000          %
Operating revenue
  Traffic revenue:
  Passenger                                9,776,002    5,615,796    9,214,819    1,181,162         74.1
  Cargo and mail                           1,058,276      921,883      997,527      127,864         14.8
                                          ----------    ---------   ----------    ---------
                                          10,834,278    6,537,679   10,212,346    1,309,026         65.7
  Other revenue                              259,659      195,193      244,754       31,372         33.0
                                          ----------    ---------   ----------    ---------
Total operating revenue             2     11,093,937    6,732,872   10,457,100    1,340,398         64.8
                                          ----------    ---------   ----------    ---------
Operating expenses:
  Flight operations                        4,722,442    3,516,885    4,451,355      570,578         34.3
  Maintenance                              1,409,841    1,218,488    1,328,910      170,341         15.7
  Aircraft and traffic servicing           1,688,612    1,197,273    1,591,679      204,022         41.0
  Promotion and sales                        874,393      673,965      824,199      105,646         29.7
  General and administrative                 551,719      480,598      520,048       66,660         14.8
  Depreciation and amortisation            1,083,346    1,016,530    1,021,158      130,893          6.6
  Other                                        8,244        3,465        7,771          996        137.9
                                          ----------    ---------   ----------    ---------
Total operating expenses                  10,338,597    8,107,204    9,745,120    1,249,136         27.5
                                          ----------    ---------   ----------    ---------
Operating profit/(loss)                      755,340   (1,374,332)     711,980       91,262        155.0
                                          ----------    ---------   ----------    ---------

Non-operating income/(expenses):
  Share of associated
    companies' results                        21,156        2,825       19,942        2,556        648.9
  Share of jointly controlled
    entities' results                          4,351      (21,654)       4,101          526        120.1
  Profit/(loss) on sale
    of fixed assets                            2,999      (22,679)       2,827          362        113.2
  Interest income                              8,994        5,842        8,478        1,087         54.0
  Interest expense                  3       (343,620)    (455,456)    (323,895)     (41,517)       (24.6)
  Exchange gain/(loss), net                   15,397       (4,774)      14,513        1,860        422.5
  Other, net                                   4,531         (287)       4,271          548      1,678.7
                                          ----------    ---------   ----------    ---------
Total net non-operating
    expenses                                (286,192)    (496,183)    (269,763)     (34,578)       (42.3)
                                          ----------    ---------   ----------    ---------
Profit/(loss) before taxation
  and minority interests            3        469,148   (1,870,515)     442,217       56,684        125.1
Taxation (expense)/credit           4        (94,790)     544,992      (89,349)     (11,453)      (117.4)
                                          ----------    ---------   ----------    ---------
Profit/(loss) before minority
  interests                                  374,358   (1,325,523)     352,868       45,231        128.2
Minority interests                          (108,174)      93,910     (101,964)     (13,070)       215.2
                                          ----------    ---------   ----------    ---------
Profit/(loss) attributable to
  shareholders                               266,184   (1,231,613)     250,904       32,161        121.6
                                          ==========    =========   ==========    =========
Basic earnings/(loss) per share     5        RMB0.06     RMB(0.37)     HK$0.06     US$0.007        116.7
                                          ==========    =========   ==========    =========

Notes:

1     BASIS OF PREPARATION

      The unaudited interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2003 annual financial statements which are prepared in accordance with IFRS.

2     TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail air services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax. The turnover for the six months ended 30 June, 2003, was stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

      Sales tax is payable at 3% (2003: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights. During the six months ended 30 June, 2003, the Group's passenger revenue for May and June 2003 was exempted from sales tax.

      Prior to 1 April, 2004, contributions to the CAAC Infrastructure Development Fund were payable at 5% and 2%, respectively of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 March, 2004 during which the Group was exempted from contributions to the CAAC Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the Group's traffic capacity deployed on its routes. The contributions now form part of the flight operations expenses.

      The Group's turnover and operating profit/(loss) by geographic region are analysed as follows:

                                FOR THE SIX MONTHS ENDED 30 JUNE,
                                       HONG KONG
                      DOMESTIC         REGIONAL    INTERNATIONAL       TOTAL
                      RMB'000          RMB'000        RMB'000         RMB'000
2004
Traffic revenue       8,341,352         568,609       1,924,317      10,834,278
Other revenue           259,659               -               -         259,659
                     ----------         -------       ---------      ----------
Turnover              8,601,011         568,609       1,924,317      11,093,937
                     ==========         =======       =========      ==========
Operating profit        604,728          38,852         111,760         755,340
                     ==========         =======       =========      ==========

2003

Traffic revenue       4,896,421         321,912       1,319,346       6,537,679
Other revenue           195,193               -               -         195,193
                     ----------         -------       ---------      ----------
Turnover              5,091,614         321,912       1,319,346       6,732,872
                     ==========         =======       =========      ==========
Operating (loss)     (1,198,810)        (80,384)        (95,138)     (1,374,332)
                     ==========         =======       =========      ==========

3     PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

                                                                     FOR THE SIX MONTHS
                                                                       ENDED 30 JUNE,
                                                                    2004               2003
                                                                  RMB'000            RMB'000
Profit/(loss) before taxation and minority interests is
  arrived at after charging:

Depreciation
 - owned assets                                                    815,604         768,595
 - assets held under finance leases                                254,742         247,935
Staff costs                                                      1,061,144         847,623
Operating lease charges in respect of aircraft                     827,665         820,491
Amortisation of deferred expenditure                                13,000          13,348
Interest on bank and other loans                                   174,232         273,841
Finance charges on obligations under finance leases                186,147         231,371
Less: borrowing costs capitalised                                  (16,759)        (49,756)
Net interest expense                                               343,620         455,456
                                                                 =========         =======

4     TAXATION EXPENSE/(CREDIT)

                                                          FOR THE SIX MONTHS
                                                            ENDED 30 JUNE,
                                                        2004            2003
                                                       RMB'000         RMB'000
PRC income tax                                          27,953           2,859
Share of taxation of associated companies                3,738           3,791
Share of taxation of jointly controlled entities         5,050               -
                                                        ------        --------
                                                        36,741           6,650
Deferred taxation                                       58,049        (551,642)
                                                        ------        --------
                                                        94,790        (544,992)
                                                        ======        ========

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document from Guangzhou Municipal State Tax Bureau, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

5     BASIC EARNINGS/(LOSS) PER SHARE

      The calculation of basic earnings/(loss) per share is based on the consolidated profit attributable to shareholders of RMB266,184,000 (2003: loss of RMB1,231,613,000) and the weighted average number of shares in issue during the period of 4,374,178,000 (2003: 3,374,178,000).

      There were no dilutive potential shares in existence during the six months ended 30 June, 2003 and 2004.

6     DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2004 (2003: Nil).

7     PROFIT APPROPRIATIONS

      No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period of 2003. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.

8     CONVENIENCE TRANSLATION

      The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0609 and US$1.00 to RMB8.2766, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2004. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2004 or on any other date.

B.    PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS ("PRC
      GAAP")

      CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                            FOR THE SIX MONTHS
                                                              ENDED 30 JUNE,
                                                       2004                 2003
                                                      RMB'000             RMB'000
REVENUE FROM PRINCIPAL OPERATIONS                    11,166,992          7,057,009
Less:       Transfer to CAAC infrastructure
            development fund                                  -            250,788
                                                     ----------         ----------
NET REVENUE FROM PRINCIPAL OPERATIONS                11,166,992          6,806,221
Less:       Costs of principal operations             8,775,648          6,817,521
            Business taxes and surcharges               318,252            189,302
                                                     ----------         ----------
PROFIT/(LOSS) FROM PRINCIPAL OPERATIONS               2,073,092           (200,602)
Add:        Profit from other operations                 94,503             41,177
Less:       Selling expenses                            869,667            645,175
            Administrative expenses                     477,827            500,164
            Financial expenses                          331,437            454,081
                                                     ----------         ----------
OPERATING PROFIT/(LOSS)                                 488,664         (1,758,845)
Add:        Investment income/(loss)                     28,819            (11,802)
            Non-operating income                         48,349              4,677
Less:       Non-operating expenses                       25,011             30,233
                                                     ----------         ----------
PROFIT/(LOSS) BEFORE INCOME TAX                         540,821         (1,796,203)
Less:       Income tax                                   88,026           (544,489)
            Minority interests                          119,716            (86,957)
                                                     ----------         ----------
NET PROFIT/(LOSS) FOR THE PERIOD                        333,079         (1,164,757)
                                                     ==========         ==========

Note: The significant accounting policies adopted by the Group in the preparation of this unaudited consolidated income statement are in conformity with the Accounting Standards for Business Enterprises, "Accounting Regulations for Business Enterprises" and other supplementary regulations.

C. DIFFERENCES BETWEEN UNAUDITED INTERIM FINANCIAL RESULTS PREPARED UNDER IFRS AND PRC GAAP

                                                           FOR THE SIX MONTHS
                                                              ENDED 30 JUNE,
                                                          2004             2003
                                                        RMB'000          RMB'000
Net profit/(loss) under PRC GAAP                        333,079        (1,164,757)

Adjustments:
  Gains on aircraft sale and leaseback transactions     (15,355)          (16,423)
  Losses on staff housing allocation                    (55,500)          (55,500)
  Adjustment for revaluation of land use rights           1,936                 -
  Effect of the above adjustments on taxation             2,024             5,067
                                                        -------        ----------
Net profit/(loss) under IFRS                            266,184        (1,231,613)
                                                        =======        ==========

OPERATING DATA SUMMARY

                                      FOR THE SIX MONTHS             2004 VS 2003
                                        ENDED 30 JUNE,          INCREASE/
                                       2004       2003          (DECREASE)       (%)
CAPACITY
Available seat kilometres
  (ASKs) (million)
  -Domestic                            20,141     13,588           6,553         48.2
  -Hong Kong regional                     926        581             345         59.4
  -International                        4,861      3,369           1,492         44.3
                                      -------    -------          ------
  Total                                25,928     17,538           8,390         47.8
                                      =======    =======          ======
Available tonne kilometres
  (ATKs) (million)
  -Domestic                             2,333      1,567             766         48.9
  -Hong Kong regional                     103         65              38         58.5
  -International                        1,139        926             213         23.0
                                      -------    -------          ------
  Total                                 3,575      2,558           1,017         39.8
                                      =======    =======          ======
Kilometres flown (thousand)           156,041    106,641          49,400         46.3
                                      =======    =======          ======
Hours flown (thousand)                    242        165              77         46.7
                                      =======    =======          ======
Number of flight sectors
  -Domestic                           117,919     80,538          37,381         46.4
  -Hong Kong regional                   7,549      4,888           2,661         54.4
  -International                        7,548      5,330           2,218         41.6
                                      -------    -------          ------
  Total                               133,016     90,756          42,260         46.6
                                      =======    =======          ======
TRAFFIC
Revenue passenger kilometres
  (RPKs) (million)
  -Domestic                            13,644      7,919           5,725         72.3
  -Hong Kong regional                     573        293             280         95.6
  -International                        3,025      1,886           1,139         60.4
                                      -------    -------          ------
  Total                                17,242     10,098           7,144         70.7
                                      =======    =======          ======
Revenue tonne kilometres
  (RTKs) (million)
  -Domestic                             1,518        927             591         63.8
  -Hong Kong regional                      57         31              26         83.9
  -International                          611        466             145         31.1
                                      -------    -------          ------
  Total                                 2,186      1,424             762         53.5
                                      =======    =======          ======

Passenger tonne kilometres
  (million)
  - Domestic                         1,219       707        512        72.4
  - Hong Kong regional                  51        27         24        88.9
  - International                      270       168        102        60.7
                                    ------     -----      -----
  Total                              1,540       902        638        70.7
                                    ======     =====      =====

Cargo and mail tonne kilometres
  (million)
  - Domestic                           299       220         79        35.9
  - Hong Kong regional                   6         4          2        50.0
  - International                      341       298         43        14.4
                                    ------     -----      -----
  Total                                646       522        124        23.8
                                    ======     =====      =====

Passengers carried (thousand)
  - Domestic                        11,825     6,839      4,986        72.9
  - Hong Kong regional                 671       383        288        75.2
  - International                      819       516        303        58.7
                                    ------     -----      -----
  Total                             13,315     7,738      5,577        72.1
                                    ======     =====      =====

Cargo and mail carried
  (thousand tonne)
  - Domestic                           218       163         55        33.7
  - Hong Kong regional                   7         6          1        16.7
  - International                       42        32         10        31.3
                                    ------     -----      -----
  Total                                267       201         66        32.8
                                    ======     =====      =====

LOAD FACTORS
Passenger load factor
  (RPK/ASK) (%)
  - Domestic                          67.7      58.3        9.4        16.1
  - Hong Kong regional                61.9      50.4       11.5        22.8
  - International                     62.2      56.0        6.2        11.1

  Total                               66.5      57.6        8.9        15.5
                                    ======     =====      =====

Average load factor
  (RTK/ATK) (%)
  - Domestic                          65.1      59.2        5.9        10.0
  - Hong Kong regional                55.3      47.7        7.6        15.9
  - International                     53.6      50.3        3.3         6.6

  Total                               61.1      55.7        5.4         9.7
                                    ======     =====      =====
Breakeven load factor (%)             58.3      70.4      (12.1)      (17.2)
                                    ======     =====      =====

YIELD
Yield per RPK (RMB)
  - Domestic                          0.58      0.57       0.01        1.8
  - Hong Kong regional                0.93      1.00      (0.07)      (7.0)
  - International                     0.45      0.43       0.02        4.7

  Total                               0.57      0.56       0.01        1.8
                                    ======     =====      =====
Yield per cargo and
  mail tonne kilometre (RMB)          1.64      1.77      (0.13)      (7.3)
                                    ======     =====      =====

Yield per RTK (RMB)
  - Domestic                          5.49      5.28       0.21        4.0
  - Hong Kong regional                9.98     10.39      (0.41)      (3.9)
  - International                     3.15      2.83       0.32       11.3

  Total                               4.96      4.59       0.37        8.1
                                    ======     =====      =====

FLEET
Number of aircraft in service at
  period end
  - Boeing                             113       103         10        9.7
  - Airbus                              24        22          2        9.1
  - Others                               2         -          2        N/A
                                    ------     -----      -----
  Total                                139       125         14       11.2
                                    ======     =====      =====

Aircraft utilisation rate
   (hours per day)
  - Boeing                            9.60      7.39       2.21       29.9
  - Airbus                            9.27      7.02       2.25       32.1

  Total                               9.40      7.33       2.07       28.2
                                    ======     =====      =====

FINANCIAL
Operating cost per ASK (RMB)          0.40      0.46      (0.06)     (13.0)
Operating cost per ATK (RMB)          2.89      3.17      (0.28)      (8.8)
                                    ======     =====      =====

BUSINESS OVERVIEW

In the first half of 2004, with the economy of the PRC entering into a new growth cycle, the demand for air transportation has continued to increase following the growth trend in the aviation transportation market which extended from the second half of last year. The Group's business benefited from such growth, with the result that the Group recorded different levels of increases in its passenger volume and passenger load factor, and a net profit of RMB266 million in the first half of this year.

Since last year, the political tension in the Middle East has continued which led to a surge in oil price and in turn caused an increase in the Group's fuel cost. On the premise of ensuring flight safety, the Group has adopted various technical measures to reduce fuel consumption. These measures include making accurate flight plan and minimizing turnaround time. Meanwhile, the Group has taken a series of fuel-saving measures such as refueling in areas where the fuel price is relatively low, so as to minimize the rise in costs.

With the approval of the State Council, the Proposal on Price Reform for Domestic Operation of Civil Airlines (CHINESE CHARACTERS) was implemented on 20 April, 2004, pursuant to which, indicative air ticket prices set by the PRC government apply to domestic airline operations. The PRC government pricing authority shifted its function from direct determination of air ticket prices to indirect supervision through setting of basic prices and their floating ranges. Chinese airlines can, within the ranges stipulated by the government pricing authority, determine their air ticket prices autonomously according to market situations, so that flexible sales strategies may be adopted for the purpose of maximizing profits. Chinese airlines therefore have greater autonomy in their operations. Taking advantage of the proposal above, the Group's overall passenger revenue increased as a result of adjustment of the air ticket pricing system. The Group is confident to develop its business operations through fair and healthy competition in a market that is becoming further structured.

For the period under review, the Group's total traffic revenue was RMB10,834 million, an increase of RMB4,296 million or 65.7% from the same period last year. Meanwhile, the Group's total traffic volume increased by 53.5% to 2,186 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 9.40 hours per day for the period under review, an increase of 2.07 hours or 28.2% from the same period last year.

Passenger revenue for the period under review was RMB9,776 million, up 74.1% from the same period last year, representing 90.2% of the Group's total traffic revenue. Passenger traffic volume increased by 70.7% to 17,242 million RPKs.

Domestic passenger revenue was RMB7,882 million, up 74.7% from the same period last year. Domestic passenger revenue accounted for 80.6% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 48.2% while passenger traffic volume, in terms of RPKs, increased by 72.3% from the same period last year, resulting in an increase in passenger load factor of 9.4 percentage points to 67.7%. The passenger yield per RPK increased by 1.8% from RMB0.57 to RMB0.58, mainly as a result of recording the contributions to the CAAC infrastructure development fund as an operating expense instead of being netted off with traffic revenue during the period under review.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB535 million, up 82.6% from the same period last year. Hong Kong regional passenger revenue accounted for 5.5% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 59.4% while passenger traffic volume, in terms of RPKs increased by 95.6% from the same period last year, resulting in an increase in passenger load factor of 11.5 percentage points to 61.9%. The passenger yield per RPK decreased by 7.0% to RMB0.93 mainly due to intensified competition.

Passenger revenue for the Group's international routes amounted to RMB1,359 million, an increase of 67.2% from the same period last year. International passenger revenue accounted for 13.9% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 44.3% while passenger traffic volume, in terms of RPKs, increased by 60.4% from the same period last year, resulting in an increase in passenger load factor of 6.2 percentage points to 62.2%. The passenger yield per RPK increased by 4.7% to RMB0.45 mainly as a result of recording the contributions to the CAAC infrastructure development fund as an operating expense instead of being netted off with traffic revenue during the period under review.

Cargo and mail revenue was RMB1,058 million, an increase of 14.8% from the same period last year. Cargo and mail revenue accounted for 9.8% of total traffic revenue. Cargo and mail volume grew by 23.8% to 646 million RTKs from the same period last year, mainly due to the increase in traffic volume. The overall yield per cargo and mail tonne kilometre decreased by 7.3% to RMB1.64, mainly due to the decrease in fares resulting from intensified competition from other modes of transportation.

The Group's other revenue amounted to RMB260 million, an increase of 33.0% from the same period last year, primarily due to increases in commission income of RMB22 million and ground service income of RMB24 million, as a result of the increase in traffic volume.

Total operating expenses increased by 27.5% to RMB10,339 million from the same period last year, primarily due to increases in aircraft repairs and maintenance expenses, fuel cost, landing and navigation fees and commission expenses resulting from the increase in traffic volume during the period under review.

Flight operations expenses increased by 34.3% to RMB4,722 million from the same period last year. Of these expenses, fuel cost was RMB2,712 million, up 45.8% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft insurance costs decreased by 31.5% to RMB85 million, primarily due to a decrease in aircraft insurance premiums prescribed by the PRC insurance company. Operating lease payments increased by 0.9% to RMB828 million, mainly due to the net effect of additional rental payments for new aircraft under operating leases and rental savings resulting from the cessation of wet leases of Boeing 747 cargo freighters. Air catering expenses increased by 45.1% to RMB312 million, primarily as a result of an increase in number of passengers carried during the period under review. Labour costs for flight personnel increased by 28.5% to RMB491 million, largely due to an increase in flying hours.

Maintenance expenses increased by 15.7% to RMB1,410 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs resulting from the increase in flying hours during the period under review.

Aircraft and traffic servicing expenses increased by 41.0% to RMB1,689 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs during the period under review.

Promotion and sales expenses increased by 29.7% to RMB874 million from the same period last year, primarily as a result of an increase in traffic revenue.

General and administrative expenses increased by 14.8% to RMB552 million from the same period last year, due mainly to an increase in the scale of operations during the period under review.

Depreciation and amortisation expenses increased by 6.6% to RMB1,083 million from the same period last year, reflecting primarily the effect of aircraft delivered during the second half of 2003 and the period under review.

Interest expense decreased by 24.6% to RMB344 million from the same period last year, primarily reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

Minority interests increased by 215.2% to RMB108 million from the same period last year, primarily reflecting the net profits earned by certain subsidiaries of the Group for the period under review.

As a result of the aforementioned reasons, the Group earned a profit attributable to shareholders of RMB266 million for the six months ended 30 June, 2004, as compared to a loss attributable to shareholders of RMB1,232 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As of 30 June, 2004, the Group's borrowings totalled RMB22,139 million, an increase of RMB3,679 million from RMB18,460 million as of 31 December, 2003. The majority of such borrowings were denominated in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. As of 30 June, 2004, cash and cash equivalents of the Group totalled RMB2,932 million, an increase of RMB852 million from RMB2,080 million as of 31 December, 2003. Of such balance, 15.2% was denominated in foreign currencies. Net debts (total borrowings net of cash and cash equivalents) increased by 17.3% to RMB19,207 million from RMB16,380 million as of 31 December, 2003.

As of 30 June, 2004, the shareholders' equity of the Group amounted to RMB12,162 million, an increase of RMB266 million from RMB11,896 million as of 31 December, 2003, reflecting the net profit earned for the period under review.

Net debt/equity ratio of the Group as of 30 June, 2004 was 1.58 times, as compared to 1.38 times as of 31 December, 2003.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly, as the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As of 30 June, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB13,913 million (as of 31 December, 2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As of 30 June, 2004, the Group had capital commitments of approximately RMB16,587 million. Of such amounts, RMB14,156 million was related to the acquisition of aircraft and related flight equipment and RMB1,640 million was related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB791 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of 30 June, 2004, the Group was committed to making a capital contribution of approximately RMB382 million to its jointly controlled entities.

CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December, 2003.

RECENT ECONOMIC DEVELOPMENT

Benefited from the strong growth of the China aviation market, the Group's business has been developing continuously and healthily. On 5 August, 2004, the opening of the new Guangzhou Baiyun International Airport which is one of our major operating bases, provides further opportunities for the expansion of the Company's operations. As one of the management's major goals, the Group will strive to maintain and promote the Group's market share in the expanding Guangzhou market. The Group believes that it can improve its ability to adapt to the civil aviation market and consolidate its leading position amongst the Chinese airlines by continually implementing innovations, improvements and upgradings to its various schemes designed to boost sales volume, such as route manager system and the dismissal of underperformed personnel policy. At the same time the Group also accelerates the process of integrating its route networks and transportation capacity, in order to achieve an operation of a traffic network hub.

As disclosed in an announcement of the Company dated 26 July, 2004, in order to enhance the Company's capital utilization rate of its capital and hence its investment return and profit, the Company entered into an asset management agreement with Zhong Zheng Wei Ye Investment Co., Ltd ("Zhong Zheng") (CHINESE CHARACTERS) and Centergate Securities Co., Ltd ("Centergate") (CHINESE CHARACTERS) on 22 July, 2004, pursuant to which the Company and Zhong Zheng jointly appointed Centergate to manage and invest capital investment of the Company and Zhong Zheng in the sum of RMB500 million and RMB75 million respectively. The appointment is effective from 27 July, 2004 to 26 July, 2005. If the annual rate of return from investment is 6% or below, Centergate will not charge any assets management fee. If the annual rate of return from investment exceeds 6%, Centergate will charge an assets management fee equivalent to a sum which is less than 60% of the excess of 6% annual return from investment of the Company's capital. The Board has approved the asset management agreement by way of a written approval in accordance with the articles of association of the Company and the laws of PRC.

OUTLOOK FOR THE SECOND HALF OF THE YEAR

The country's economy is entering a new cycle of rapid growth, with such growth being driven by factors including the acceleration of urbanization and upgrading in consumers' spending. Consumers' spending will provide a new boost for economic growth. With the patterns of the consumers' spending in automobile, housing, communication and travelling becoming the main themes of the upgraded spending pattern, the demand for air transportation will increase. The commencement of operation of the new Guangzhou Baiyun International Airport and the opening of the Company's new terminal in Beijing Capital International Airport also provide ample opportunities for the Group's further development. In order to match the increase in its capacity for growth, the Group will adjust its network allocation, utilize the new airport's enlarged transportation capacity by increasing its transportation volume, with a view to maintaining and increasing its market share as well as revenues from business operations.

The Company will continue to practise strict cost control to improve the overall benefits.

USE OF PROCEEDS FROM H SHARE AND A SHARES OFFERINGS

As stated in the 2003 Annual Report of the Company, as of 31 December, 2003, the Company has applied all the proceeds from H shares offering. The proceeds from A shares offering has been applied to purchase Boeing aircraft as disclosed in the A share prospectus of the Company. The uses of proceeds were unchanged.

DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2004.

STRUCTURE OF SHARE CAPITAL

As of 30 June, 2004, the share capital of the Company comprised 4,374,178,000 shares, of which approximately 50.3% or 2,200,000,000 State-owned Shares were held by China Southern Air Holding Company ("CSAHC"), approximately 22.86% or 1,000,000,000 A Shares were held by the PRC investors and approximately 26.84% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

                                          NUMBER OF      PERCENTAGE TO THE
CATEGORY OF SHARES                       SHARES HELD   TOTAL SHARE CAPITAL (%)
State-owned Shares (held by CSAHC)     2,200,000,000          50.30%
H Shares                               1,174,178,000          26.84%
A Shares                               1,000,000,000          22.86%
                                       -------------         ------
Total share capital                    4,374,178,000         100.00%
                                       =============         ======

SUBSTANTIAL SHAREHOLDERS

As of 30 June, 2004, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                           % OF        % OF
                                                              % OF       THE TOTAL   THE TOTAL
                                                            THE TOTAL     ISSUED      ISSUED
                                                             ISSUED      DOMESTIC      SHARE
                                                            H SHARES      SHARES      CAPITAL
  NAME OF         TYPE OF        TYPE OF     NUMBER OF       OF THE       OF THE      OF THE     SHORT
SHAREHOLDER     SHAREHOLDING      SHARE     SHARES HELD     COMPANY       COMPANY     COMPANY   POSITION
CSAHC           Direct holding   Domestic   2,200,000,000        -        100%        50.3%       -
                                  share
HKSCC Nominees  Direct holding   H share    1,152,155,998     98.1%         -        26.34%       -
  Limited

Details of the interests of the Company's shareholders as of 30 June, 2004 will be set forth in the Company's 2004 interim report.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2004.

COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

In accordance with a comprehensive services agreement entered into between the Company and CSAHC on 22 May, 1997 (the "Service Agreement"), CSAHC will receive fees for providing or causing to be provided to the Group and its employees certain housing services for a term from 22 May, 1997 to 31 December, 2006. The Service Agreement provides that the CSAHC will sell or rent housing to eligible employees at a price below market price. As the housing is sold or rented below cost, and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay an annual sum of RMB85 million to CSAHC by quarterly installments in arrears for ten years from 1995 to 2004.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As of 30 June, 2004, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") are as follows:

                                                                      % TO            % TO
                                                                    THE TOTAL       THE TOTAL         % TO
                                                                     ISSUED          ISSUED         THE TOTAL
                THE                                                   SHARE          DOMESTIC        ISSUED
              COMPANY/                                 NUMBER        CAPITAL         SHARES         H SHARES
             ASSOCIATED     TYPES OF       TYPE OF   OF SHARES       OF THE          OF THE          OF THE        SHORT
NAME        CORPORATION     INTEREST        SHARE      HELD          COMPANY         COMPANY         COMPANY     POSITION
Simon To    the Company     Interest of    H Shares  100,000         0.002%             -             0.009%       -
                             spouse
                            (note 1)

Note 1. The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as of 30 June, 2004, none of the directors, chief executive or supervisors of the Company has interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of the Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which they are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of 30 June, 2004, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Board is not aware of any matter that does not comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in the six months ended 30 June, 2004.

                                           By order of the Board of Directors
                                                      YAN ZHI QING
                                           Chairman of the Board of Directors

Guangzhou, the PRC
26 August, 2004

As of the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

DOCUMENTS AVAILABLE FOR INSPECTION

Original copy of the Company's 2004 interim report signed by the Chairman of the Board.

ADDRESS FOR INSPECTION

The Company Secretary Office of the China Southern Airlines Company Limited, No. 278, Ji Chang Lu, Guangzhou, the People's Republic of China.

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

"Please also refer to the published version of this announcement in China Daily"

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary

Date: August 28, 2004